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                                                                       EXHIBIT 3

                                 June 29, 1995



Board of Directors
MESA Inc.
1400 Williams Square West
5205 N. O'Connor Boulevard
Irving, Texas  75039-3746

Dear Fellow Directors of MESA Inc.:

  We are writing you to express concern regarding management's current course of action as outlined to the Board on Friday, June 9, 1995. During the conference call, management described a plan to refinance certain indebtedness. We were told that this action is necessary to permit partial sales of MESA's Hugoton properties. The plan was presented to the Board as the Company's best response to its failure to secure a reasonable bid for all of MESA's Hugoton assets. No materials or detailed analysis was presented to the Board to support this conclusion.

  During the call, David proposed that management consider exploring all alternatives including potential business combinations or a sale of the Company. Although he is on record having stated that the Board rejected this proposal, the Chairman foreclosed discussion of these alternatives without presenting any materials to the Directors nor seeking a vote. We believe the following points are central to this issue and offer them for your consideration:

  1. Management has made the point that since no acceptable offers were forthcoming for the Hugoton properties, a sale of the Company could not possibly produce a favorable result for shareholders. The Board should know whether management in arriving at this conclusion considered (i) the synergies to a buyer of the Company including the present value of potential overhead savings approaching $2.50 per MESA share; (ii) the ability of certain buyers to refinance debt of the Company and realize substantial interest savings which could exceed $3.00 per MESA share on a present value basis; and (iii) the fact that certain buyers, such as financial or foreign entities, might only be attracted to the Company if the total enterprise were available for purchase since the availability of a "vehicle" with management, systems and operations would be material to such a buyer. This is particularly significant since management has stated that it now regrets that foreign buyers were not solicited to participate in the Hugoton auction.

  2. During the conference call, management did not address why they had rejected the exploration of possible business combinations saying only that the Company is not for sale. This is management's position even though the
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Board of Directors                                                 June 29, 1995

potential advantages are obvious. A business combination could relieve the current liquidity crisis while permitting our shareholders an opportunity to continue to participate in the upside touted by management. Potential partners include mid to large size independents with underleveraged balance sheets as well as companies with sufficient market capitalization and access to financing markets to permit an assumption of the Company's debt. These companies tend not to approach potential merger partners unless invited since the transactions must, by definition, be negotiated with the Board.

  3. More complex transactions could also be explored, such as debt restructuring and partial assets sales combined with a merger or sale of the Company.

  4. Management has implied that the urgency with which we are addressing this matter reflects Batchelder & Partners' fee arrangement with Mr. Washington which entitles it to 15% of profits on Mr. Washington's shares through December 31, 1995. We do believe that if asked, a majority of shareholders would prefer a prompt and comprehensive review of alternatives. However, the urgency that we attach to this matter is due to the fact that the Company's interest costs total $140 million per year and overhead costs total an additional $30 million per year. Management's own forecasts indicate that the Company will be unable to fund its principal and interest obligations in 1996 with cash flows from operating activities and available cash and securities balances. Time is of the essence. Delays continue to diminish the Company's flexibility, alternatives and book equity value of only $125 million.

  5. We do not see and management has not presented any downside that could flow from concurrently exploring all alternatives. We are not suggesting that the Company forego pursuing possible refinancing or partial asset sales, only that these alternatives be explored along with potential restructurings, business combinations and a sale of the Company.

  6.   There is, however, substantial downside to exploring only the narrow
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alternatives management presented on the conference call.  A refinancing of the
Hugoton debt will trigger make whole or prepayment penalties estimated by management at $70 million. We estimate additional refinancing costs of $10 to $20 million. Therefore, management will be required to ask the Board to approve a permanent impairment of the equity value of the Company of $80 to $90 million in connection with the refinancing. We do not believe that the Board could fulfill its duty of care with respect to this decision without making informed judgments about all other reasonable alternatives. Under the current course, the Board will be asked to approve an $80 to $90 million expense (which is equal to 30% of the Company's current market capitalization) without having explored all available alternatives. We believe that the independent directors must be advised by independent legal counsel with respect to this issue.
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Board of Directors                                                 June 29, 1995

  We believe that it is incumbent upon the Board to form a committee of all independent directors, with separate legal and financial advisors, to explore all alternatives for enhancing shareholder value including business combinations or a sale of the Company. We request that the Chairman of the Board call a meeting of the directors to discuss this matter in greater detail. As fiduciaries, we must each be concerned with our legal liability as directors and be assured that we are making informed business judgments on behalf of all the shareholders.

                            Yours truly,

                            /s/ David H. Batchelder
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                            David H. Batchelder

                            /s/ Dorn Parkinson
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                            Dorn Parkinson